SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

Avon Puerto Rico Associates’ Savings Plan
1345 Avenue of the Americas, New York, N.Y. 10105-0196
(Full title and address of the plan)

AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the management committee for the Avon Puerto Rico Associates’ Savings Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Avon Puerto Rico Associates’ Savings Plan

(Name of Plan)

Date: June 30, 2003	By /s/ ROBERT J. CORTI

Robert J. Corti
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)	CONSENT OF EXPERTS AND COUNSEL

23.1	Consent of PricewaterhouseCoopers LLP

(99)	ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of Avon Puerto Rico Associates’ Savings Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002

99.2	Certification of the Chairman of The Retirement Board of Avon Products, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002